

January 16, 2013

Via E-mail
Mr. Douglas Croxall
Chief Executive Officer and Chairman
American Strategic Minerals Corporation
2331 Mill Road, Suite 100
Alexandria, VA 22314

> **Re: American Strategic Minerals Corporation**
> **Amendment 1 to Current Report on Form 8-K**
> **Filed December 26, 2012**
> **File No. 0-54652**

Dear Mr. Croxall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

Forward-Looking Statements, page 1

1. We note the revised disclaimer that you cannot assure investors of the accuracy or completeness of "data related to market and industry statistics based on third party publications" included in the Form 8-K. As noted previously, you may not disclaim responsibility for information that you have chosen to include in the Form 8-K. Please delete the disclaimer.

Description of Sampo's Business, page 4

2. We note your response to comment four of our letter dated December 18, 2012. Please tell

us and disclose clearly whether prior to the transaction with Sampo the registrant ever generated revenue from operations or engaged in business operations beyond the development stage. Please provide details of those activities.

Closing

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

　　In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　You may direct questions on comments and disclosure issues to Edward M. Kelly at 202-551-3728 or Craig E. Slivka at (202) 551-3729.

　　　　　　　　　　　　　　　　Very truly yours,

　　　　　　　　　　　　　　　　/s/ Craig E. Slivka, for

　　　　　　　　　　　　　　　　Pamela A. Long
　　　　　　　　　　　　　　　　Assistant Director

cc:　　Via E-mail
　　　　Harvey J. Kesner, Esq.
　　　　Sichenzia Ross Friedman Ference LLP
　　　　61 Broadway, 32nd Floor
　　　　New York, NY 10006